TRANSALTA UPDATES RETURN-TO-SERVICE DATES FOR KEEPHILLS 1 AND SUNDANCE 1 POWER PLANTS

CALGARY, Alberta (May 23, 2013) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced the extension of the forced outage at its Keephills 1 power plant in order to complete a full rewind of the generator.

Keephills 1 tripped off-line on March 5, 2013. After extensive testing involving the original equipment manufacturer (the “OEM”), the cause of the fault was determined to be a winding failure within the generator. Two phases of repair work were safely completed in an attempt to return the power plant to service. However, upon completion of the repair work, further condition testing and analysis by TransAlta, the OEM and industry experts has identified greater winding degradation requiring a full rewind of the generator. As a result, the power plant is anticipated to return-to-service by mid-November, 2013.

TransAlta has given notice under the Power Purchase Arrangement (“PPA”) to the PPA buyer and the Balancing Pool of a High Impact Low Probability (“HILP”) Force Majeure event. In the event of a force majeure, TransAlta is entitled to continue to receive its PPA capacity payment and is protected under the terms of the PPA from having to pay availability penalties. As a result, TransAlta does not expect the outage to have a material financial impact on the corporation.

For Sundance 1, TransAlta reported an earlier return-to-service date of July 31, 2013.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the condition of the generator at Keephills 1, the characterization of the outage at Keephills 1 as a force majeure event, the financial impact of the Keephills 1 outage on TransAlta and the time required to return the Keephills 1 and Sundance 1 power plants to service. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, without limitation, unexpected complications and delays in carrying out the repairs to the power plants.

For more information:

Media inquiries: Marcy McAuley Director, Communications Toll Free Media Number: 1-855-255-9184 or Email: TA_Media_Relations@transalta.com	Investor inquiries: Brent Ward Director, Corporate Finance & Investor Relations Phone: 1-800-387-3598 or Email: Investor_Relations@transalta.com